VIA CERTIFIED MAIL

August 23, 2010

U.S. Securities and Exchange Commission
ATT: Kathleen Krubs, Esq., Special Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: TIA IV, INC.

Dear Ms. Krubs:

I am in-house counsel for TIA IV, INC..

On behalf of my client, I respectfully withdraw its S-1 Registration Application, without prejudice to re-submission at a later date. There were no securities sold in connection with the offering.

In addition, please be advised that Gary Wolff, P.C. has been discharged by my client, and, therefore, has no further interest, or involvement in the affairs of TIA IV.

If you require any additional information, please contact my office.

Very truly yours,

Charles Spinardi

c.c. Jim McAlinden